IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA

DRIVER OPPORTUNITY PARTNERS, I LP, Plaintiff, v. J. MICHAEL ADAMS, JR., RICHARD W. BLOOMINGDALE, AMY BRADLEY, DAVID J. HICKTON, KIM W. KUNKLE, MARGARET A. O'MALLEY, DANIEL A. ONORATO, MARK E. PASQUERILLA, JEFFREY A. STOPKO, and AMERISERV FINANCIAL, INC. Defendants.	C.A. No. 2024-____-____

VERIFIED COMPLAINT FOR
DECLARATORY, INJUNCTIVE AND OTHER RELIEF

Driver Opportunity Partners I, LP ("Driver" or "Plaintiff"), by and through its undersigned counsel, hereby asserts the following Verified Complaint against Defendants J. Michael Adams, Jr., Richard W. Bloomingdale, Amy Bradley, David J. Hickton, Kim W. Kunkle, Margaret A. O'Malley, Daniel A. Onorato, Mark E. Pasquerilla, and Jeffrey A. Stopko (each a "Director Defendant" and, collectively, the "Director Defendants"), who are individual members of the board of directors (the "Board") of Defendant AmeriServ Financial Inc. ("AmeriServ," "ASRV" or the "Company").

10901813.v4

TABLE OF CONTENTS

i

NATURE OF THE ACTION

1.   This action arises from an attempt by the Board to prevent contested director elections through unlawful entrenchment measures that usurp the shareholders' exclusive right to select and remove directors of the corporation they own.

2.   Driver is a shareholder of AmeriServ who recently notified the Company of Driver's intent to nominate three candidates for election to director at the Company's 2024 annual meeting of stockholders (the "2024 Annual Meeting"). On January 31, 2024, Driver exercised its right to nominate candidates for election to the Board at the 2024 Annual Meeting by delivering a notice of nomination (the "Notice of Nomination")[1] pursuant to Section 1.3 of AmeriServ's Amended and Restated Bylaws, amended and restated effective as of December 18, 2024 (the "Bylaws"),[2] to Defendant J. Michael Adams, Jr. ("Adams"), the Non-Executive Chairman of the Board.

3.   On February 23, 2024, counsel for AmeriServ sent a letter (the "Purported Deficiency Letter") to counsel to Driver alleging that the Company had determined that the Notice of Nomination was "defective."[3] The Company's purpose in delivering the Purported Deficiency Letter was to foreclose a contested director election at the 2024 Annual Meeting and allow the Company to avoid its obligation pursuant to 17 CFR § 240.14a-19 ("Rule 14a-19") to include the persons Driver intends to nominate at the 2024 Annual Meeting ("Driver's Nominees") on the form of proxy (the "Company's Proxy Card") used by the Company in any solicitation of proxies for the election of directors at the 2024 Annual Meeting.

---

[1] A true and correct copy of the Notice of Nomination is attached hereto as Exhibit 1.
[2] A true and correct copy of the Bylaws is attached hereto as Exhibit 2. Bylaws § __ refers to sections of the Bylaws and, unless otherwise indicated, "Section" refers to sections of the Bylaws.
[3] A true and correct copy of the Purported Deficiency Letter is attached hereto as Exhibit 3.

10901813.v4

4.   AmeriServ and its Board also issued false and misleading proxy material insinuating that Driver seeks to "green mail" AmeriServ and directing shareholders to discount Driver's communications.

5.   In doing so, Defendants deprived Driver of its fundamental rights as a shareholder under Pennsylvania law and have violated the federal securities laws.

PARTIES

6.   Driver is a Delaware limited partnership and has been a record holder of 1,000 shares of the Company's common stock (the "Common Stock") since August 30, 2022. As of the date hereof, Driver is the beneficial owner of an additional 627,003 shares of Common Stock.

7.   Defendant AmeriServ Financial, Inc. is incorporated under the laws of Pennsylvania and its common stock is publicly traded on the NASDAQ exchange under the ticker "ASRV." AmeriServ is a bank holding company and the parent of AmeriServ Financial Bank.

8.   Defendant Adams is a director of ASRV and has served on the Board since 2000. Adams is a citizen of the Commonwealth of Pennsylvania. Adams serves as the Chairman of the Board.

9.   Defendant Richard W. Bloomingdale is a director of ASRV and has served on the Board since 2023. Mr. Bloomingdale is a citizen of the Commonwealth of Pennsylvania.

10.   Defendant Amy Bradley is a director of ASRV and has served on the Board since 2022. Ms. Bradley is a citizen of the Commonwealth of Pennsylvania.

11.   Defendant David J. Hickton is a director of ASRV and has served on the Board since 2024. Mr. Hickton is a citizen of the Commonwealth of Pennsylvania.

12.   Defendant Kim W. Kunkle is a director of ASRV and has served on the Board since 1994. Mr. Kunkle is a citizen of the Commonwealth of Pennsylvania.

10901813.v4

13.   Defendant Margaret A. O'Malley is a director of ASRV and has served on the Board since 1997. Ms. O'Malley is a citizen of the Commonwealth of Pennsylvania.

14.   Defendant Daniel A. Onorato is a director of ASRV and has served on the Board since 2020. Mr. Onorato is a citizen of the Commonwealth of Pennsylvania.

15.   Defendant Mark E. Pasquerilla is a director of ASRV and has served on the Board since 1997. Mr. Pasquerilla is a citizen of the Commonwealth of Pennsylvania.

16.   Defendant Jeffrey A. Stopko is a director of ASRV and its president and chief executive officer, and he has served on the Board since 2015. Mr. Stopko is a citizen of the Commonwealth of Pennsylvania.

RELEVANT NON-PARTIES

17.   Driver Management Company LLC ("DMC") is a Delaware limited liability company. DMC is the general partner of Driver.

18.   J. Abbott R. Cooper ("Cooper") is the managing member of DMC. Cooper is a director of The First of Long Island Corporation ("FLIC") and The First National Bank of Long Island, its wholly owned subsidiary.

19.   Keith Mestrich ("Mestrich") is one of Driver's Nominees. Mestrich served as the Chief Executive Officer and a member of the board of directors of Amalgamated Financial Corp., the parent of Amalgamated Bank, until January 31, 2023.

20.   Betty Silfa ("Silfa") is one of Driver's Nominees.

JURISDICTION AND VENUE

21.   This Court has jurisdiction pursuant to 28 U.S.C. § 1332(a). AmeriServ and the Director Defendants are citizens of the Commonwealth of Pennsylvania. Driver's general and limited partners are not citizens of Pennsylvania. The matter in controversy exceeds $75,000 in

value, given that Driver owns shares of AmeriServ valued in excess of $75,000, and the monetary

relief sought under Driver's claims exceeds $75,000.

22.   Venue is proper in this Court pursuant to 28 U.S.C. § 1391 because AmeriServ's

headquarters are located within this District, in Johnstown, Pennsylvania, and a substantial portion

of the transactions and acts and omissions that give rise to this action occurred in this District.


FACTUAL ALLEGATIONS


I.   **AMERISERV'S BYLAWS AT ISSUE**

     A.   **The Advance Notice Bylaw**

          1.   **Pennsylvania Law Requires that Advance Notice Bylaws Be Fair and Reasonable in Relation to Corporate Needs**

23.   AmeriServ has an "advance notice bylaw" that requires a shareholder (a

"Nominating Shareholder") who *intends* to nominate persons for election to director to provide the

Company's Non-Executive Chairman of the Board with "timely notice" in accordance with

Section 1.3 of the Bylaws (the "Advance Notice Bylaw"). The notice delivered pursuant to the

Advance Notice Bylaw is not a *nomination*, rather it is a notice of the Nominating Shareholder's

intent to nominate.[4] The actual nomination of candidates for election to director occurs at the

relevant meeting of shareholders.[5]

---

[4] See Bylaws § 1.3 (b) ("Each such written notice must set forth: (i) the name and address of the shareholder who *intends* to make the nomination . . . .") (emphasis added).

[5] See Bylaws § 1.3(b) (a notice of nomination must include "a representation that the Nominating Shareholder is at the time of giving of the notice, was or will be on the record date for the meeting, and will be on the meeting date a holder of record of shares of the Corporation entitled to vote at such meeting, *and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice*") (emphasis added).

10901813.v4

24.   The Advance Notice Bylaw reserves the right to determine whether a nomination

is made in accordance with Section 1.3 to the "presiding officer of the meeting."[6] Indeed, the

Purported Deficiency Letter specifically notes:

> The presiding officer of the Annual Meeting "may, in such officer's sole discretion,
> refuse to acknowledge the nomination of any person" and "refuse to acknowledge
> any business proposed by a shareholder which [sic] the presiding officer determines
> is not make in compliance with" the Advance Notice Provisions.[7]

25.   Pennsylvania law requires advance notice bylaws to be "fair and reasonable."[8]

"Fair and reasonable" must be determined in relationship to "corporate needs," such as allowing a

corporation sufficient time to prepare proxy statements and take action relating to the meeting

agenda.[9] When an advance notice bylaw is applied to advance the personal interests of a board of

directors and not a legitimate corporate need, it is not "fair and reasonable."[10]

26.   As disclosed in its proxy statement dated April 26, 2023, the "nomination window"

(i.e., the period between two dates when AmeriServ shareholders may submit notices of

nomination) for the 2024 Annual Meeting, ran from January 27, 2024 to February 26, 2024.

---

[6] Bylaws § 1.3(b) ("The presiding officer of the meeting may, in such officer's sole discretion, refuse to acknowledge
the nomination of any person which the presiding officer determines is not made in compliance with the foregoing
procedure.").

[7] *See* Purported Deficiency Letter, Exhibit 3, at p. 3.

[8] 15 Pa. C.S. § 1758 ("If the bylaws provide *a fair and reasonable procedure* for the nomination of candidates for
election as directors, only candidates who have been duly nominated in accordance therewith shall be eligible for
election.") (emphasis added).

[9] *High River Limited P'ship v. Mylan Labs., Inc*., 383 F. Supp. 2d 660, 665 (M.D. Pa. 2005). The Committee Comment
to Section 1758(e) provides that:
> Advance notice bylaws are permitted if there is reasonable opportunity for shareholders to comply
> with them in a timely fashion and if the requirements of the bylaws are reasonable in relationship to
> corporate needs. Among the considerations to be taken into account in determining the
> reasonableness of an advance notice bylaw authorized by subsection (e) is whether the time frame
> within which director nominations or shareholder resolutions must be submitted is consistent with
> the corporation's need, if any, to (i) prepare and publish a proxy statement, (ii) verify that a director
> nominee meets any established qualifications for director and is willing to serve, (iii) determine that
> a proposed resolution is a proper subject for shareholder action, and (iv) give interested parties
> adequate opportunity to communicate a recommendation or response with respect to such matters
> or to solicit proxies.

[10] *Mylan Labs.*, 383 F. Supp. 2d at 665.

10901813.v4

27.   The nomination window opens and closes 120 days and 90 days, respectively, from the anniversary of AmeriServ's 2023 annual meeting of shareholders, which was held on May 26, 2023. On February 21, 2024, AmeriServ announced that the 2024 Annual Meeting would be held on August 20, 2024 but that the nomination window would still close on February 26, 2024, 176 days from the scheduled date of the 2024 Annual Meeting and only five days after AmeriServ's announcement.

28.   The Advance Notice Bylaw does not, on its face, contemplate that any alleged deficiencies identified by the Company in a notice of nomination must be material or may be cured after reasonable notice. The absence of materiality and notice-and-cure clauses renders the bylaw *per se* unfair and unreasonable.

29.   AmeriServ has previously claimed that no deficiencies in the notice of nomination can be "cured" following the closing of the nomination window and that immaterial deficiencies render a notice of nomination non-compliant with the Advance Notice Bylaw.

30.   An advance notice bylaw that does not allow a shareholder to cure any alleged deficiencies identified by the corporation and demands strict compliance is unfair and unreasonable. Pennsylvania law permits advance notice bylaws "if the requirements of the bylaws are reasonable in relationship to corporate needs." Any "corporate need" must be balanced against the shareholder's fundamental right to nominate candidates for election to director.

> **2.   The Court Must Independently Analyze Advance Notice Bylaws for Fairness and Reasonableness and Apply Pennsylvania Law of Contracts Relating to Immaterial Breaches and Cure.**

31.   Advance notice bylaws must survive independent judicial scrutiny for fairness and reasonableness. The General Assembly has charged courts with a duty to critically analyze advance notice bylaws, facially and as applied, and make a finding regarding fairness and

6

reasonableness under the circumstances of the case.[11] That makes sense because the boards, as

the Board did here, unilaterally adopt advance notice bylaws without any negotiation with, or

manifestation of assent by, shareholders, and boards do so with an inherent conflict of interest.

32.   Advance notice bylaws must also comport with traditional contract principles.[12]

Section 237 of the Restatement (Second) of Contracts provides:

> It is a condition of each party's remaining duties to render performances to be
> exchanged under an exchange of promises that there be *no uncured material failure*
> by the other party to render any such performance due at an earlier time.[13]
> (emphasis added)

33.   Inherent in this statement of law are the fundamental precepts of cure and

materiality. If the Advance Notice Bylaw is a contract, and pursuant to that contract, AmeriServ

is required to allow shareholders to make nominations at an annual meeting if they have complied

with the Advance Notice Bylaw, then shareholders must be allowed to cure any alleged failures to

comply with the Advance Notice Bylaw prior to the annual meeting and any alleged failures must

be material.

3.   Weaponization of Advance Notice Bylaws

34.   It is common knowledge that advance notice bylaws are used as a defense by boards

who seek to avoid being held accountable by shareholders. Indeed, one of AmeriServ's lawyers

has taught a continuing legal education "webinar" on "Using Advance Notice Corporate Bylaws

to Control Shareholder Activism."[14] While advance notice bylaws may serve a legitimate purpose,

---

[11] 15 Pa. C.S. § 1758(e).
[12] *In re Est. of Hall*, 731 A.2d 617, 623 (Pa. Super. 1999) ("Corporate charters and by-laws are contracts among shareholders of a corporation and the general rules of contract interpretation are held to apply.") (citation omitted).
[13] *Effect On Other Party's Duties Of A Failure To Render Performance*, Restatement (Second) of Contracts § 237 (2nd Edition), THE AMERICAN LAW INSTITUTE.
[14] Recording, *Using Advance Notice Corporate Bylaws to Control Shareholder Activism: New Legal Developments*, Strafford LLC (Oct. 17, 2019), https://www.straffordpub.com/products/using-advance-notice-corporate-bylaws-to-control-shareholder-activism-new-legal-developments-2019-10-17.

10901813.v4

they "are notoriously susceptible to weaponization by issuers."[15]   Market participants have

recognized the strategic and tactical benefits to boards when rejecting notices of nomination for

noncompliance with bylaws:

> A more important point is that there may be a temptation for issuers to initially reject nominations, thereby leaving the court system as the most viable avenue of formal recourse for nominating shareholders. Legal proceedings create costs, can extend the timeline of a nomination process, and can result in uncertainties that an issuer may be better equipped to manage (or better positioned to benefit from) than a nominating shareholder. Moreover, issuers generally retain optionality, in that a board can always accept a nomination that it initially rejects. This optionality can create a perverse incentive for issuers to test the resolve of nominating shareholders, and use their comparative strength to subsequently accept nominations on their own terms if deemed necessary.[16]

B.   The Interlocks Bylaw

35.   Section 2.14 (the "Interlocks Bylaw") of the Bylaws states:

<u>Interlocks</u>. No person shall be eligible for election, re-election, appointment or re-appointment to the Board of Directors if such person is or within the preceding five years has been a director of any other depository institution unless such person is approved by a majority of the Board of Directors.

36.   The Interlocks Bylaw is not intended to further the purposes of the Depository

Institution Management Interlocks Act[17] or the Board of Governors of the Federal Reserve

System's Interlocks Rule.[18]   Indeed, AmeriServ has represented that the Interlocks Bylaw is

---

[15] Institutional Shareholder Service Inc., *Advance Notice Provisions During Year One of Universal Proxy*, ISS Special Situations Research, 2 (December 11, 2023) (attached as Exhibit 4)

[16] *Id*.

[17] 12 U.S.C. §§ 3201 et seq.

[18] 12 CFR 212; 238.91-.99 (the "Fed's Interlocks Rule"). *See* Transcript ("Transcript") of Day One Preliminary Injunction Proceedings (the "Hearing") held on Tuesday, May 9, 2023, United States District Court, Johnstown Pennsylvania, before the Honorable Stephanie L. Haines, U.S. District Court Judge, *Driver Opportunity Partners I LP v. Adams, et al.*, C.A. No. 3:23-56 at 158:22-23 (Ms. Scrivani noting that "AmeriServ is not subject to [the Fed's Interlocks Rule] because of its size").

10901813.v4

entirely unrelated, not just to the Depository Institution Management Interlocks Act or the Fed's

Interlocks Rule,[19] but any state or federal banking law or regulation.[20]

37.   Instead, as AmeriServ has explained, the purpose of the Interlocks Bylaw is to

prevent conflicts of interest that might occur if a person who is currently serving or has, in the past

five years, served on the board of directors of another depositary institution is also serving on the

Board.[21]

38.   The Interlocks Bylaw contains no limitations on or qualifiers to its blanket

prohibition, other than the Board's ability, in its sole discretion, to "approve" persons otherwise

subject to its ban. For instance, the Interlocks Bylaw does not limit its blanket prohibition to

persons serving, or having in the past five years served, as a director of a depositary institution that

operates in the same or adjacent markets to those markets in which AmeriServ operates or that is

a "competitor" as defined in the Clayton Antitrust Act.[22]

39.   The Interlocks Bylaw implicitly presumes that, if a person serving, or, in the past

five years, who had served, as a director of another depositary institution also served on the Board,

---

[19] *Compare* Section 1.13(e)(i)(E) ("First Hawaiian Section 1.13") of the Fourth Amended and Restated Bylaws of First Hawaiian, Inc. ("First Hawaiian") (provision in "proxy access" bylaw allowing First Hawaiian to omit from its proxy statement any nominee if "the Nominee's election as a member of the Board of Directors would cause the Corporation to seek, or assist in the seeking of, advance approval or to obtain, or assist in the obtaining of, an interlock waiver pursuant to the rules or regulations of the Board of Governors of the Federal Reserve System or the Office of the Comptroller of the Currency). A true and correct copy of First Hawaiian Section 1.13 is attached hereto as Exhibit 5.

[20] *Compare* Section 13(e)(3)(i)(f) ("M&T Section 13") of the Amended and Restated Bylaws of M&T Bank Corporation ("M&T") (provision in "proxy access" bylaw allowing M&T to omit from its proxy statement any nominee if "the Nominee is a director, trustee, officer or employee with management functions for any depository institution, depository institution holding company or entity that has been designated as a Systemically Important Financial Institution, each as defined in the [Interlocks Act]"). A true and correct copy of M&T Section 13 is attached hereto as Exhibit 6.

[21] *See* Transcript at 161:6-12 (Ms. Scrivani characterizing the Interlocks Bylaw as addressing "a director who is serving two masters" and a "concern about where a director directs significant relationships that could benefit both").

[22] 15 U.S.C. § 12-27; *cf.* Section 12(E)(I)(d) ("Fifth Third Section 12") of the Code of Regulations of Fifth Third Bancorp ("Fifth Third") (provision in "proxy access" bylaw allowing Fifth Third to omit from its proxy statement any nominee if "such Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 12 of the Clayton Antitrust Act of 1914, as amended"). A true and correct copy of Fifth Third Section 12 is attached hereto as Exhibit 7.

10901813.v4

an insurmountable conflict of interest would exist—a conflict of interest so great as to presume

that such a conflict of interest can only be addressed by the extreme prophylactic measure of

excluding such a person to stand for election entirely. AmeriServ has never provided any examples

of exactly the types of conflicts that would arise in the absence of the Interlocks Bylaw, nor has it

alleged any specific conflicts of interest that would result if either Cooper or Mestrich were elected

to the Board.

40.   While AmeriServ has chosen to address the *possibility* of one undefined conflict of

interest resulting from highly specific facts by barring an entire category of people—people who

would presumably be the most qualified to serve on the board of a depositary institution due to

prior service on the board of another depositary institution—AmeriServ addresses other *actual*

conflicts of interest through disclosure.[23]

C.   The Background Check Bylaw.

41.   Section 2.16 of the Bylaws provides:

Background Checks.   No person shall be eligible for election, re-election,
appointment or re-appointment to the Board of Directors unless such person has
undergone a background check in accordance with the background check policy of
the Board of Directors and the background check has not revealed any information
that in the opinion of the Board of Directors and corporate counsel should preclude
said person from serving as a director, in the best interests of the Corporation.

42.   The notion that the Board can decide who can and who cannot serve on the Board

based on its own opinion regarding information contained in a background check turns the notion

that shareholders elect directors on its head. The fundamental right of a shareholder—the right

that separates a shareholder from a creditor—is the right to vote for the directors he wants to

---

[23] For example, AmeriServ's Proxy Statement (the "2023 Proxy Statement") for its 2023 annual meeting of
shareholders discloses that:

Director Kunkle is the majority owner of Laurel Holdings, Inc. Among other things, Laurel
Holdings operates a company that provides janitorial services to the Company. In 2022, the
Company paid Laurel Holdings the sum of approximately $220,000 for these services.

2023 Proxy Statement at 45.

10901813.v4

oversee the firm.[24] If the Board can simply determine that any person is precluded (based on the

Board's opinion of information in a background check) from serving as a director, that

fundamental right is of little value.

      D.   **The Code of Conduct Bylaw.**

      43.   Section 2.15 of the Bylaws sets forth "standards of conduct" for Directors.

      44.   It further provides that "[t]he failure by a director to observe and comply with the

foregoing covenants and agreements shall subject the director to removal by a vote of a majority

of the Board of Directors then in office or otherwise in accordance with law . . . ." Bylaws §

2.15(c).

      45.   Thus, the Code of Conduct Bylaw empowers the Board to remove a director

notwithstanding that the director was duly elected by a majority of shareholders.

      46.   As a result, it permits the Board to usurp the shareholder franchise where a majority

of the Board, in its discretion, determines that a director has failed to comply with the Code of

Conduct.

      E.   **The Shareholders' Right to Amend the Corporation's Bylaws Concerning Selection and Removal of Directors.**

      47.   Section 1504 provides that, as a general rule, "the shareholders entitled to vote shall

have the power to adopt, amend and repeal the bylaws of a business corporation."[25]

      48.   Pennsylvania law permits corporations to prescribe in their bylaws only fair and

reasonable procedures for shareholders to nominate directors. *See* 15 Pa. C.S. § 1758(e).

Specifically, Section 1758(e) provides that all "procedure[s] for the nomination of candidates for

election as directors," including but not limited to any "requirement of advance notice of proposals

---

[24] *See EMAK Worldwide, Inc. v. Kurz*, 50 A.3d 429, 433 (Del. 2012).
[25] 15 Pa. C.S. § 1504(a).

10901813.v4

to be made by a shareholder at the annual meeting of the shareholders," must be "fair and

reasonable."

49.   Shareholders, as the owners of the corporation, thus have the right to vote upon

bylaws prescribing the eligibility of directors and the manner in which director elections shall be

held.

50.   In short, Pennsylvania law is clear: bylaws may be amended by shareholders.

51.   Pennsylvania law creates a limited exception, not applicable here, in 15 Pa. C.S. §

2527. Under Section 2527, "the authority, powers and functions of the board of directors of a

registered corporation . . . may not be varied . . . by a bylaw adopted by the shareholders unless

the bylaw has been adopted . . . with the approval of the board of directors" or unless other

irrelevant exceptions apply.   Section 2527 does not apply here for several reasons.

52.   *First*, Section 2527 is inapplicable because Section 9.2 of ASRV's Bylaws

expressly authorizes "the right of shareholders to change" any action of the Board that alters,

amends, adds, to or repeals the Bylaws. ASRV has publicly declared this right of shareholders not

only in Section 9.2 but also in ASRV's publicly filed Form 10-K:

> The bylaws provide that our bylaws may be amended or repealed, in whole or in
> part, by the affirmative vote of a majority of the Board of Directors at any regular
> or special meeting of the Board of Directors. *The PBCL provides that the ability*
> *of the Board of Directors to adopt, amend or repeal the bylaws is subject to the*
> *power of shareholders to change such action*. *The PBCL also provides that the*
> *Board of Directors does not have the authority to adopt or change a bylaw on*
> *specified subjects, including*, but not limited to, authorized capital, the personal
> liability of directors, various matters relating to the Board of Directors, and *matters*
> *relating to the voting rights of shareholders*.[26]

In proposing changes to the Bylaws at the 2024 Annual Meeting, Driver reasonably relied on the

Bylaws and the Board's public acknowledgement of the shareholders' power to change an

---

[26]   *See*   Annual   Report,   Form   10-K,   AmeriServ   Financial,   Inc.,   *available   at*
https://s202.q4cdn.com/652916161/files/doc_downloads/tmb-20221231x10k.pdf and attached hereto as Exhibit 8.

10901813.v4

adoption of bylaws by the Board. The Board is estopped and otherwise precluded under its Bylaws and Pennsylvania law from declaring that its shareholders have no such authority to amend or repeal bylaws adopted by the Board.

53.   **Second**, and ignoring the first insurmountable flaw in Defendants' argument, a plain reading of the text Section 2527 renders it inapplicable to the Advance Notice Bylaw, the Interlocks Bylaw, the Background Check Bylaw and the Code of Conduct Bylaw. Those bylaws limit who is "*eligible for election, re-election, appointment or re-appointment to the Board of Directors*," which are all matters reserved exclusively to the shareholders under 15 Pa. C.S. §§1725 and 1726. Put differently, all of those bylaws limit who may serve on the Board, which is a topic that never falls within the "authority, powers or functions of the board." Rather, the "authority, powers and functions" of the Board are limited to managing the business of the corporation and expressly do not include selecting or removing those who do manage the business of the corporation. *See* 15 Pa. C.S. § 1721 ([T]the business and affairs of every business corporation shall be managed under the direction of . . . a board of directors. . . ."); *id.* § 1502 (listing general powers of business corporation, which do not include selecting or removing directors); *id.* § 1504 expressly stating that the "board of directors shall not have the authority to adopt or change a bylaw on any subject that is committed expressly to the shareholders by ay of the provisions of this subpart.); *id.* §§1725 and 1726 (expressly committing to the shareholders the authority to select and remove directors).[27]

---

[27] In 15 Pa. C.S.A. § 2523 (relating to quorum requirement at shareholder meetings), the General Assembly expressly authorized Pennsylvania corporate boards of registered corporations to "adopt or change a bylaw on any subject otherwise expressly committed to the shareholder by *Section 1756(a)* (relating to quorum)" (emphasis added). Section 2523 shows that the General Assembly knows how to grant a corporate board authority to adopt or change a bylaw on a specific subject the legislature otherwise expressly committed to shareholders in the general provisions of the business corporation law. That the General Assembly made granted such an authorization as to Section 1756(a), but not as to Section 1725 and 1726, further evidences the legislature's intent not to authorize Pennsylvania corporate boards of registered corporations to adopt or change bylaws relating to selection and removal of directors under

10901813.v4

54.   ***Third,*** Section 2527, by its terms is limited to *adoption of new bylaws*. Driver has

not proposed to adopt any new bylaws. It has proposed to *amend and repeal* bylaws, as applicable.

Therefore, Section 2527 does not apply.

II.   THE SEC PROXY REVIEW PROCESS COMPARED WITH THE AMERISERV BOARD'S WEAPONIZATION OF ITS ADVANCE NOTICE BYLAW BEFORE THE 2023 ANNUAL MEETING

A.   The SEC's Proxy Review Process

55.   Any solicitation of proxies with respect to Common Stock is governed by Section

14(a)[28] of the Securities Exchange Act of 1934 and the rules and regulations[29] promulgated

thereunder by the Securities and Exchange Commission.[30]

56.   The SEC was specifically charged with prescribing rules relating to the solicitation

of proxies *that would protect investors.*[31] The SEC's "need" to protect investors is at least as great

as any corporate "need" protected by the Advance Notice Bylaw. Yet AmeriServ's Bylaws go

well beyond what is required by the SEC.

B.   Rule 14a-19 and Question 139.04

57.   Rule 14a-19(e)(i) requires that the proxy card in a contested director election

include the names of all nominees. In a Compliance and Disclosure Interpretation issued

December 6, 2022 and labeled "Question 139.04,"[32] the Securities and Exchange Commission

offered the following question and answer:

Sections 1725 and 1726 within the Board's authority, it would have expressed such an intent in the manner that it did in Section 2523. It did not.

[28] 15 U.S.C. § 78n.

[29] 17 CFR §§ 240.14a-1 to 240.14a-104. Each a "Rule."

[30] The "SEC."

[31] 15 U.S.C. § 78n(a)(1) provides: "It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, *in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors*, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security" listed on an exchange.

[32] *Available at* https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-cdi.htm.

Question: A registrant receives director nominations from a dissident shareholder purporting to nominate candidates for election to the registrant's board of directors at an upcoming annual meeting. The registrant, however, determines that the nominations are invalid due to the dissident shareholder's failure to comply with its advance notice bylaw requirements. Must the registrant include the names of the dissident shareholder's nominees on its proxy card pursuant to Rule 14a-19(e)(1) under these circumstances?

Answer: No. Only duly nominated candidates are required to be included on a universal proxy card. See Release No. 34-93596 (Nov. 17, 2021) (noting that universal proxy cards "must include the names of all duly nominated director candidates presented for election by any party…", and explaining that "[a] duly nominated director candidate is a candidate whose nomination satisfies the requirements of any applicable state or foreign law provision and a registrant's governing documents as they relate to director nominations"). If the registrant determines, in accordance with state or foreign law, that the dissident shareholder's nominations do not comply with its advance notice bylaw requirements, then it can omit the dissident shareholder's nominees from its proxy card. [December 6, 2022]

58.   Question 139.04 provides a corporation with a significant advantage in a proxy fight. A registrant may claim that a stockholder's notice of nomination does not comply with the registrant's advance notice bylaws and leave the names of the stockholders' nominees off the registrant's proxy card, but, in that event, the stockholder is still required to include the name of the registrant's nominees on its proxy card.

59.   Here, however, AmeriServ may not rely on Question 139.04 to avoid its obligations under Rule 14a-19(e)(1) to list Driver's nominees on the Company's Proxy Card. That is because, under AmeriServ's Advance Notice Bylaw, only the Presiding Officer at the 2024 Annual Meeting can determine whether a nomination made by Driver complied with the Advance Notice Bylaw. Since no nomination—as distinct from providing notice of an intent to nominate—can be made by Driver other than at the 2024 Annual Meeting, no determination of whether that nomination was made in accordance with the Advance Notice Bylaw can be made until that time. AmeriServ must therefore list Driver's nominees on the Company's Proxy Card.

10901813.v4

C.   **Driver's 2023 Notice of Nomination**

60.   Driver has previously delivered notice to the Board of its intent to nominate candidates for election to director. On January 17, 2023, Driver notified[33] the Board of Driver's intent to nominate candidates for election to director at the Company's 2023 annual meeting of shareholders (the "2023 Annual Meeting").

61.   On January 31, 2023, counsel for AmeriServ wrote[34] to counsel for Driver stating AmeriServ's view that the 2023 Nomination Notice was incomplete and made disclosures that "require further clarification in order to allow the Company to determine if such disclosures comply with the Bylaws."

62.   On February 10, 2023, Driver responded[35] to the January 31, 2023 Deficiency Letter.

63.   On March 15, 2023, counsel for AmeriServ sent a letter[36] to counsel for Driver stating:

> . . . the [2023 Notice of Nomination], which was dated January 17, 2023, failed to satisfy the Bylaw requirements and is thus invalid. As set forth in Article 1, Section 1.3(a), the deadline for delivering notice of intention to nominate candidates for election as directors at the [2023] Annual Meeting was January 26, 2023. Further, the [2023] Supplemental Driver Letter does not remedy or otherwise cure the Notice. Any further attempts to supplement an already deemed non-compliant notice will fail to satisfy the requirements of the Advance Notice Provisions. The deadline for a timely and proper notice of intention to nominate candidates for election as directors at the Annual Meeting has passed. Therefore, Driver does not have the right to nominate any candidates for election as directors at the Annual Meeting.

---

[33] By delivering the "2023 Notice of Nomination."

[34] The "January 31, 2023 Deficiency Letter." A true and correct copy of the January 31, 2023 Deficiency Letter is attached hereto as Exhibit 9.

[35] The "2023 Supplemental Driver Letter." A true and correct copy of the 2023 Supplemental Driver Letter is attached hereto as Exhibit 10.

[36] "The March 15, 2023 Rejection Letter." A true and correct copy of the March 15, 2023 Rejection Letter is attached hereto as Exhibit 11.

10901813.v4

64.   As of March 15, 2023, the date of the 2023 Annual Meeting had not been publicly

disclosed. The 2023 Annual Meeting was held on May 26, 2023, seventy-two (72) days after

delivery of the March 15, 2023 Rejection Letter. AmeriServ did not allege then, and has not

alleged since, that the March 15, 2023 Rejection Letter was necessary to further or protect any

legitimate corporate need.

D.   **The AmeriServ Board's Attempt to Insulate Itself from a Contested Board Election Without Any Legitimate Corporate Need**

65.   Contemporaneous with the delivery of the March 15, 2023 Rejection Letter, the

Company issued a press release[37] announcing that "AmeriServ's bylaws exist to protect the

interests of the Company and all of its stakeholders, including shareholders, customers and

employees." Absent from the March 15, 2023 Press Release was any description of what specific

interests of the Company were protected by the Board's alleged determination that the 2023 Notice

of Nomination was invalid.

66.   Five days later, on March 20, 2023, AmeriServ issued another press release[38]

announcing it had filed a lawsuit in Pennsylvania state court seeking a declaratory judgment that

the 2023 Notice of Nomination was invalid in order "to protect the Company and its stakeholders,

including all stockholders." The "protection" was necessary "to prevent Driver from waging a

costly, distracting, and illegal proxy contest."[39] The March 20, 2023 Press Release also explains

---

[37] The "March 15, 2023 Press Release." A true and correct copy of the March 15, 2023 Press Release is attached as Exhibit 12.

[38] The "March 20, 2023 Press Release." A true and correct copy of the March 20, 2023 Press Release is attached as Exhibit 13.

[39] Preventing a proxy contest is not a legitimate corporate need. *See Schnell v. Chris-Craft Indus., Inc.*, 285 A.2d 437, 439 (Del. 1971) (directors cannot utilize corporate machinery for the purpose of "obstructing the legitimate efforts of dissident stockholders the exercise of their rights to undertake a proxy contest"). Nor is avoiding the cost of a proxy contest a legitimate corporate need. All proxy contests are "costly." *See Jana Master Fund, Ltd. v. CNET Networks, Inc.*, 954 A.2d 335, 341 (Del. Ch. 2008) (noting that the proxy solicitation process is "extraordinarily expensive"). Once a company incorporates in the Commonwealth of Pennsylvania and offers its shares to the public, it accepts the responsibility and cost associated with honoring the rights that the General Assembly and federal law has granted to shareholders.

10901813.v4

that the "Board believes allowing Driver to disregard AmeriServ's bylaws and run a costly, distracting proxy contest to advance what appears to be its own short-term agenda runs counter to shareholders' best interests." Under Pennsylvania law, shareholders elect directors; it is not the Board's place to "allow" a proxy contest.

67.   The Board may be entitled to its opinion on whether the election of Driver's nominees is in the "best interests" of shareholders, but the Board is not entitled to determine that precluding a proxy contest (regardless of whether it is costly or distracting or if the nominating shareholder has a "short-term agenda") is in shareholders' best interests. That is the very purpose of the shareholder franchise.

E.   Driver's 2023 Proxy Statement

68.   On February 8, 2023, pursuant to Rule 14a-6, Driver filed with the SEC its preliminary proxy statement[40] with respect to the solicitation of proxies at the 2023 Annual Meeting.

69.   On February 17, 2023, the staff ("Staff") of the SEC's Division of Corporate Finance, Office of Mergers and Acquisitions, sent Driver a "comment letter"[41] with respect to the Preliminary Proxy Statement.

70.   On March 17, 2023 and March 21, 2023, Driver filed amendments to the Preliminary Proxy Statement, in response to the February 17, 2023 Comment Letter and to incorporate additional disclosures.

71.   On March 28, 2023, the Staff sent Driver another comment letter.[42]

---

[40] The "2023 Preliminary Proxy Statement."
[41] The "February 17, 2023 Comment Letter." A true and correct copy of the February 17, 2023 Comment Letter is attached hereto as Exhibit 14.
[42] The "March 28, 2023 Comment Letter." A true and correct copy of the March 28, 2023 Comment Letter is attached hereto as Exhibit 15.

10901813.v4

72.   On April 25, 2023, Driver, in response to the March 28, 2023 Comment Letter, filed another amendment to the 2023 Preliminary Proxy.

73.   Cooper, on behalf of Driver, and the Staff continued to discuss the disclosures contained in the Preliminary Proxy until May 2, 2023 when the Staff advised Cooper that it had no further comments on the 2023 Preliminary Proxy. Driver filed its definitive proxy statement with respect to the 2023 Annual Meeting on May 2, 2023, less than a week after AmeriServ filed its definitive proxy statement.

74.   Unlike the Board,[43] the Staff had no interest in the outcome of the 2023 Annual Meeting. At no point did the Staff declare that Driver was prohibited from amending the 2023 Preliminary Proxy Statement or that, due to any matter raised in the February 17, 2023 Comment Letter, the March 28, 2023 Comment Letter or during telephonic conversations with the Staff, Driver could not solicit proxies with respect to the 2023 Annual Meeting.

III.   DRIVER'S 2024 NOTICE OF NOMINATION

A.   Driver Prepares to Submit Its 2024 Notice of Nomination

75.   On September 6, 2023, Cooper sent a letter[44] to Adams stating that Driver intended to nominate Cooper, who was currently serving on the board of directors of FLIC, and may nominate others who were currently serving (or in the past five years had served) as directors of another depositary institution, for election to the Board at the 2024 Annual Meeting.

76.   Among other things, Cooper asked Adams to provide answers (by public disclosure) to the following questions:

---

[43] Courts have recognized that incumbent directors have a personal interest in the outcome of director elections. *See MM Cos. v. Liquid Audio, Inc.*, 813 A.2d 1118, 1129 (Del. 2003) (board has "inherent conflict of interest" when acting "to prevent shareholders from effectively exercising their right to vote . . . to replace the incumbent board members in a contested election."); *Aprahamian v. HBO & Co.*, 531 A.2d 1204, 1206 (Del. Ch. 1987) (directors have preference to be re-elected).

[44] The "September 6, 2023 Letter." A true and correct copy of the September 6, 2023 Letter is attached hereto as Exhibit 16.

10901813.v4

What is the specific procedure for seeking the Board approval contemplated by the Interlocks Bylaw?

What specific and objective criteria (relative to the stated goal of preventing conflicts of interest) are used by the Board when considering whether to grant the approval contemplated by the Interlocks Bylaw?

What specific information is reasonably required (relative to the stated goal of preventing conflicts of interest) by the Board when considering whether to grant the approval contemplated by the Interlocks Bylaw?

Where are the above categories of information documented and made available for AmeriServ shareholders to access?

What is the background check policy of the Board?

What are the types of information that, in the opinion of the Board, preclude a person from serving as a director?

Where are the above categories of information documented and made available for AmeriServ shareholders to access?

77.   On September 7, 2023, Driver sent a demand,[45] made pursuant to 15 Pa. C.S. § 1508, to Adams.

78.   In the September 7, 2023 Books and Records Demand, Driver demanded to inspect, among other things, "[d]ocuments reflecting or referring to the procedure for requesting the 'approval' contemplated by the Interlocks Bylaw and the criteria (if any) employed by the Board in determining whether to grant such approval" and "[d]ocuments reflecting or referring to the Board's 'background check policy' and the criteria (if any) employed by the Board in determining whether any information revealed in a background check 'should preclude' an individual from serving on the Board."

---

[45] The "September 7, 2023 Books and Records Demand." A copy of the September 7, 2023 Books and Records demand is attached hereto as Exhibit 17.

10901813.v4

79.   On September 14, 2023, Cooper sent another letter[46] to Adams again requesting that AmeriServ "provide the process for obtaining the 'approval' contemplated by the Interlocks Bylaw."

80.   On September 14, 2023, counsel to the Company sent Cooper a letter[47] claiming that the September 7, 2023 Books and Records Demand was made for an improper purpose and refusing to produce any documents in response thereto.

81.   On September 19, 2023, and in response to the Books and Records Demand Refusal Letter, Cooper sent Adams another letter[48] that included, among other things, the following questions:

> How can any shareholder be expected to comply with the Background Check Bylaw if AmeriServ refuses to make the "background check policy" of the Board available to shareholders?

> How can any shareholder be expected to comply with the Interlocks Bylaw if AmeriServ refuses to disclose how any person who might be subject to the Interlocks Bylaw can seek "approval" from the Board?

82.   On September 25, 2023, Cooper sent a letter[49] to Adams stating that Driver intended to nominate Mestrich, who served as a director of Amalgamated until 2021, for election to director at the 2024 Annual Meeting and requesting that AmeriServ provide the information requested in the September 7, 2023 Books and Records Demand as well as "any other information that Driver might require in order to comply with the Interlocks Bylaw and the Background Check Bylaw."

---

[46] The "September 14, 2023 Letter." A true and correct copy of the September 14, 2023 Letter is attached hereto as Exhibit 18.

[47] The "Books and Records Demand Refusal Letter." A copy of the Books and Records Demand Refusal Letter is attached hereto as Exhibit 19.

[48] The "September 19, 2023 Letter." A true and correct copy of the September 19, 2023 Letter is attached hereto as Exhibit 20.

[49] The "September 25, 2023 Letter." A true and correct copy of the September 25, 2023 Letter is attached hereto as Exhibit 21.

10901813.v4

B.   Driver Timely Delivers Its 2024 Notice of Nomination

83.   On January 31, 2024, Driver delivered the Nomination Notice to AmeriServ, notifying AmeriServ of Driver's intent to nominate Cooper, Mestrich, and Silfa.

84.   In addition to providing notice of Driver's intent to nominate Cooper, Mestrich and Silfa, the Notice of Nomination notified AmeriServ of Driver's intent to present six business proposals (the "Business Proposals") at the 2024 Annual Meeting:

(a)   A proposal to amend the Bylaws to add a Bylaw provision (the "Shareholder Amendment Bylaw") that expressly provides that shareholders have the power to adopt, amend and repeal the Bylaws by the vote of a majority of the votes cast at any regular or special meeting, duly convened, and that no Bylaw adopted by the shareholders may be altered, amended or repealed by the Board (the "Shareholder Amendment Bylaw Proposal");

(b)   A proposal to amend the Bylaws to remove clauses (iv), (vi), (viii) and (ix) of Article 1, Section 1.3(b) (the "Overreaching Advance Notice Provisions") of the Bylaws (the "Amendment to Advance Notice Provisions Proposal");

(c)   A proposal to amend the Bylaws to remove the Interlocks Bylaw (the "Interlocks Removal Proposal");

(d)   A proposal to amend the Bylaws to remove the second paragraph under clause (c) of Section 2.15 of Article 2 (the "Code of Conduct Compliance Bylaw") of the Bylaws (the "Code of Conduct Compliance Proposal");

(e)   A proposal to amend the Bylaws to remove Section 2.16 of Article 2 (the "Background Check Bylaw") of the Bylaws (the "Background Check Removal Proposal"); and

(f)   A proposal to amend the Bylaws to add a Bylaw provision (the "Nomination Confirmation and Cure Bylaw") that requires the Company to provide a shareholder who has submitted a notice of nomination of director candidates to the Board written notice within five (5)

22

business days of the Company's receipt of such notice of nomination advising such nominating shareholder as to whether the notice is valid and complete (including an explanation of any purported deficiencies in the nominating shareholder's notice) and to allow such shareholder fourteen (14) calendar days from receipt of such notice to cure such purported deficiencies, and if the Company asserts such notice is invalid or incomplete with respect to any person or persons nominated, the notice shall remain effective with respect to the remaining person or persons being nominated, as applicable (the "Nomination Confirmation and Cure Proposal").

      C.   **AmeriServ Sends a Purported Deficiency Letter**

85.   On February 23, 2024, counsel for AmeriServ delivered the Purported Deficiency Letter to counsel for Driver. In the Purported Deficiency Letter, AmeriServ makes the following claims:

     (a)   That the Notice of Nomination was defective because Cooper and Mestrich "each fails to satisfy the eligibility requirements" of the Interlocks Bylaw;

     (b)   That the Business Proposals are "invalid under Pennsylvania law and therefor under the Bylaws;"

     (c)   That the Notice of Nomination is incomplete because it fails to disclose:

     (i)   Cooper and Mestrich's alleged interest in the Interlocks Removal Proposal;

     (ii)   The text of a resolution implementing the Code of Conduct Compliance Proposal;

     (iii)   The addresses of corporations or other organizations employing Cooper and Mestrich; and

23

(iv)   Information regarding a withdrawn joint deposit insurance application filed with the FDIC and the Minnesota Department of Commerce, Division of Financial Institutions.

86.   On February 23, 2024, Driver wrote to AmeriServ's counsel in regard to AmeriServ's Purported Deficiency Letter asking him to please clarify what you mean by the following statements: "We appreciate your prompt attention to the issues discussed above" and "The Company's management and the Board are and will remain open with the Proposing Shareholder, including engagement relating to its submission of nominations and proposals for the Annual Meeting." As of the date of this Complaint, Driver has not received any response to its request for clarification.

IV.   THE ADVANCE NOTICE BYLAW IS INVALID.

87.   Any bylaw in conflict with Pennsylvania corporate law is invalid and void. Pennsylvania corporate law "allows the court to review corporate actions and to invalidate or enjoin enforcement of bylaws that are patently unreasonable or conflict with specific statutory requirements."[50]

88.   As a matter of statute Pennsylvania corporation's advance notice bylaws must be "fair and reasonable." AmeriServ's Advance Notice Bylaw is neither fair nor reasonable.

89.   "The fundamental governance right possessed by shareholders is the ability to vote for the directors the shareholder wants to oversee the firm. Without that right, a shareholder would more closely resemble a creditor than an owner."[51] "The right to vote helps ensure corporate democracy, the principle that the owners of a corporation should control the direction that their

---

[50] *High River Limited P'ship v. Mylan Labs., Inc.*, 383 F. Supp. 2d 660, 665 (M.D. Pa. 2005), 15 Pa. C.S. §§ 104, 1793.
[51] *EMAK Worldwide, Inc. v. Kurz*, 50 A.3d 429, 433 (Del. 2012).

10901813.v4

corporation takes. In the face of disagreements with management, shareholders' most basic alternatives are either to sell their shares or to vote in new directors."[52] The right of shareholders to participate in the voting process includes the right to nominate an opposing slate.[53]

90. In addition, the right of a shareholder to vote is a property right.[54] "The right to vote for directors is a right to protect property from loss, and to make its possession beneficial. To deprive a stockholder of his right to vote is to deprive him of an essential attribute of his property."[55]

91. Balanced against the exercise of shareholders' most fundamental right is the interest in giving the Board sufficient notice to respond to a proxy contest and conducting an orderly shareholder meeting. When an advance notice bylaw requires that a notice of nomination be submitted ninety (90) days prior to an annual meeting, it is unfair and unreasonable to fail to provide a nominating shareholder the ability to cure any deficiencies in a notice of nomination. To hold otherwise would be to elevate the Company's interest in order above the only right shareholders have to safeguard their property, which is manifestly unfair and unreasonable. Similarly, only *material* non-compliance with the Advance Notice Bylaw should be the basis for barring a shareholder from nominating candidates for election to director at annual meetings—it would be manifestly unfair and unreasonable to allow the Company to deny a shareholder that right on the basis of non-compliance that does not materially prejudice those interests of the Company protected by the Advance Notice Bylaw.

---

[52] *Warehime v. Warehime*, 777 A.2d 469, 478 (Pa. Super. 2001), *rev'd on other grounds*, 860 A.2d 41 (Pa. 2004).
[53] *Linton v. Everett*, 1997 WL 441189, at *9 (Del. Ch. July 31, 1997).
[54] *Steinberg v. Am. Bantam Car Co.*, 76 F. Supp. 426, 436 (W.D. Pa. 1948).
[55] *Fein v. Lanston Monotype Mach.* Co., 196 Va. 753, 767 (Va. 1955)

10901813.v4

V.   THE INTERLOCKS BYLAW IS INVALID

1.   The Interlocks Bylaw Was Never Properly Adopted Because Shareholders Never Approved It.

92.   The Interlocks Bylaw was added to the Bylaws in 2003.[56]   Section 9.2 of the previous iteration of the Bylaws (the "2002 Bylaws") provides:

> Amendments.   These Bylaws may be altered, amended, added to or repealed by a vote of the majority of the Board of Directors at any regular meeting of the Board, or at any special meeting of the Board called for that purpose, except they shall not make or alter any Bylaw fixing their qualifications, classification or term of office. Such action by the Board of Directors is subject, however, to the general right of the shareholders to change such action.[57]

93.   The Interlocks Bylaw establishes qualifications for the Board.[58]   As such, the Board could not amend the Bylaws to add the Interlocks Bylaw; shareholder action was required.[59]

94.   It is undisputed that the Interlocks Bylaw was never adopted by shareholders. Accordingly, it is invalid.

---

[56] On August 11, 2003, AmeriServ filed a Quarterly Report on Form 10-Q for the period ended June 30, 2003 (the "2Q03 10-Q").   Filed as exhibit 3.2 to the 2Q03 10-Q were the "Bylaws of AmeriServ Financial Inc." (the "2003 Bylaws").   It is unclear when the 2003 Bylaws were adopted.   A true and correct copy of the 2003 Bylaws is attached hereto as Exhibit 22.

[57] A true and correct copy of the 2002 Bylaws is attached hereto as Exhibit 23.

[58] Elsewhere, the Defendants have claimed that the Interlocks Bylaw does not establish "qualifications" for service on the Board, it only describes who is "eligible" to serve on the Board, presumably because the Interlocks Bylaw includes the word "eligible."   Such a contention is disingenuous sophistry.   U.S. Const., art. II, § 1, cl. 5, commonly referred to as the "Qualifications Clause" provides:

> No Person except a natural born Citizen, or a Citizen of the United States, at the time of the Adoption of this Constitution, *shall be eligible* to the Office of President; neither shall any Person *be eligible* to that Office who shall not have attained to the Age of thirty five Years, and been fourteen Years a Resident within the United States.   (emphasis added)

"The Qualifications Clause lays down the sole qualifying criteria for the office of President of the United States."   *De La Fuente v. Merrill*, 214 F. Supp. 3d 1241, 1253 (M.D. Ala. 2016); *see also U.S. Term Limits, Inc. v. Thornton*, 514 U.S. 779, 866 (1995) (Thomas, J., dissenting) ("the Qualifications Clauses are merely straightforward recitations of *the minimum eligibility requirements* that the Framers thought it essential for every Member of Congress to meet.").

[59] 15 Pa. C.S. § 1504 provides:

> Except as otherwise provided in this subpart, the shareholders entitled to vote shall have the power to adopt, amend and repeal the bylaws of a business corporation.

10901813.v4

2. The Interlocks Bylaw Contravenes Pennsylvania Law Because It Infringes the Shareholders' Exclusive Right to Select Directors.

95. Directors of a Pennsylvania corporation are elected by shareholders.[60] The bylaws of a Pennsylvania corporation may establish qualifications for directors.[61] The Interlocks Bylaw establishes a qualification for service on the Board (e.g., not being or having been a director of another depository institution in the preceding five years). However, the Interlocks Bylaw contemplates a discretionary waiver of the qualification it establishes: a person (an "Other Bank Director") serving or having served as a director of another depositary institution in the preceding five years will be "eligible" for election to the Board if they are "approved" by a majority of the Board.

96. The Board has "approved" Other Bank Directors in the past. In 2008, Nedret Vindinli, at the time a director of First Keystone Financial, Inc., a depositary institution headquartered in Media, Pennsylvania, was appointed to the Board. In 2009, Mr. Vindinli was elected to a three-year term on the Board.

97. However, despite contemplating that the Board may "approve" Other Bank Directors for service on the Board, the Interlocks Bylaw does not provide how a shareholder may seek such approval or the criteria to be used by the Board in determining whether to "approve" an Other Bank Director.

98. As more fully discussed below, Driver has repeatedly asked the Board to provide the process for obtaining the "approval" contemplated by the Interlocks Bylaw and the criteria to be used by the Board in determining whether to "approve" an Other Bank Director, including by

[60] 15 Pa. C.S. § 1725(a).

[61] 15 Pa. C.S. § 1722(a). Notably, the Pennsylvania Business Corporation Law does not contemplate that a corporation's bylaws can establish "eligibility" criteria that are different from "qualifications." To the extent AmeriServ contends that the Interlocks Bylaw establishes "eligibility" (as distinct for "qualifications"), it is not anchored in any provision of the Business Corporation Law.

27

making a demand to inspect AmeriServ's books and records pursuant to 15 Pa. C.S. § 1508. Not only has AmeriServ refused to provide the information requested, but it has claimed that Driver is not entitled to that information.

99.   The Interlocks Bylaw contains a qualification for service on the Board that can be waived (and has in the past been waived) by the Board; absent a clear procedure for requesting "approval" and objective criteria for determining whether to grant "approval," the Interlocks Bylaw provides the Board with the ability to arbitrarily and capriciously "veto" candidates for election to the Board. By giving the Board the right to unilaterally and arbitrarily determine who can (and cannot) serve as a director, the Interlocks Bylaw impermissibly interferes with shareholders' right to elect directors and contravenes 15 Pa. C.S. §§1725(a) and 1726.

3.   The Interlocks Bylaw Is Unreasonable, Arbitrary and Inequitable.

100.   The bylaws of a corporation must be reasonable.[62] Clearly unreasonable bylaws are invalid.[63] Similarly, bylaws cannot be arbitrary or oppressive.[64]

101.   According to AmeriServ, the stated purpose of the Interlocks Bylaw is to prevent any conflicts of interest that might arise if a person serving (or who in the past five years has served) on the board of another depositary institution is also serving on the Board.[65] In order to accomplish its goal—preventing potential conflicts of interest—the Interlocks Bylaw bars an entire class of persons from service on the Board.

102.   While the stated purpose of the Interlocks Bylaw is to avoid the Director of Two Banks Conflict of Interest, it operates not just in the absence of the conflict of interest it is intended to prevent, but also in the absence of any facts and circumstances that could possibly suggest the

---

[62] *Dugan v. Firemen's Pension Fund of Philadelphia*, 94 A.2d 353, 355 (Pa. 1953).
[63] *Id.*
[64] 8 Fletcher Cyc. Corp. § 4191.
[65] The "Director of Two Banks Conflict of Interest."

10901813.v4

existence of such a conflict of interest. As noted above, the Interlocks Bylaw does not just apply

to persons serving (or having in the past five years served on) a depositary institution that competes

with AmeriServ or operates in the same markets that AmeriServ operates; rather, the Interlocks

Bylaw would prohibit a person currently serving the board of a depositary institution *anywhere in*

the world from serving on the Board. While the scope of the Interlocks Bylaw is, by itself,

inherently unreasonable,[66] the fact that it infringes on the shareholder franchise makes it

exponentially so.[67]

103.   In addition, the Interlocks Bylaw is inherently arbitrary. As written, the Interlocks

Bylaw permits the Board to exempt persons from its prohibition on being elected to the Board for

any reason or no reason at all. If the Board has the power to exempt persons from the application

of the Interlocks Bylaw's prohibition on Board service by "approving" them, shareholders should

have the power to request such approval and to understand the criteria used by the Board in

determining whether to grant such "approval." It is inequitable for the Board to enforce

compliance with the Interlocks Bylaw without providing shareholders with the information

necessary for compliance.

VI.   THE BACKGROUND CHECK BYLAW IS INVALID

104.   The Background Check Bylaw expressly allows the Board to decide who can serve

on the Board based on the Board's "opinion." The Background Check Bylaw violates the right

---

[66] It is simply unreasonable to suggest that any conflict of interest could exist if a person served on the Board while serving on a depositary institution that does not compete with AmeriServ or operate in or adjacent to any markets in which AmeriServ operates. Similarly, prohibiting interlocking directorships without any reference to the purpose of the prohibition is unreasonable. While two federal statutes (the Clayton Antitrust Act and the Depository Institution Management Interlocks Act) prohibit interlocking directorships, such prohibitions only operate (subject to certain exceptions) if the two firms in question are competitors (15 U.S.C. § 19(a)) or operate in the same markets (23 U.S.C. § 3202).

[67] The Official Comment to Section 8.02 (Qualifications of Directors) of the Model Business Corporation Act as of April 2023 notes that any director qualifications should be reasonable due to "the risk that qualifications could be misused for entrenchment purposes by incumbents or other improper purposes." https://www.americanbar.org/content/dam/aba/administrative/business_law/corplaws/mbca-202304.pdf

29

given to shareholders by 15 Pa. C.S. § 1721(a) to elect directors, since such election is meaningless if the Board can determine—based simply upon its own opinion—that a person is precluded from serving on the Board.

105.   The Background Check Bylaw is, on its face, unreasonable. The clear purpose of the Background Check Bylaw is to allow the Board to determine in its sole discretion who can and cannot be a director. Whether that purportedly is based on information in a background check is irrelevant; it is clearly an unreasonable interference in the shareholder franchise.

106.   The Background Check Bylaw also is arbitrary. It allows for the Board to make determinations regarding who can or cannot be a director for any reason or no reason at all—no objective standards guide or compel such determinations—and grants the Board the power to take decisive but unreasoned action.

VII.   THE CODE OF CONDUCT BYLAW IS INVALID

107.   The Code of Conduct Bylaw permits the Board to remove a duly-elected director based solely on the Board's subjective opinion that the director failed "to observe and comply with" the rules expressed in the Bylaw.

108.   As such, it violates the right given to shareholders by 15 Pa. C.S. § 1721(a) to elect directors, since such election is meaningless if the Board can determine—based simply upon its own opinion—that a person should be removed from serving on the Board.

109.   Indeed, permitting such a bylaw to exist would effectively give the Board veto power over the shareholders' decision regarding who should serve on the Board.

10901813.v4

110.   Delaware law on this point is instructive. For 89 years, Delaware law has barred directors from removing other directors.[68]

111.   The same rule applies here—because Pennsylvania law reserves to shareholders the right to vote to elect directors, any bylaw permitting directors to remove their fellow directors over the decision of shareholders is invalid.

VIII.   THE AMERISERV BOARD'S APPLICATION OF ITS BYLAWS WAS UNFAIR, UNREASONABLE AND INEQUITABLE.

A.   AmeriServ Falsely Alleges Deficiencies.

112.   In the February 23, 2024 Purported Deficiency Letter, AmeriServ identified four alleged deficiencies with Driver's 2024 Nomination Notice.

113.   First, AmeriServ claimed that the disclosure that "[n]either the Proposing Shareholder nor any Beneficial Holder has any interest (other than an interest solely as a shareholder of the Company) in the business being proposed" was "patently false."

114.   Second, AmeriServ claimed that the Notice failed to set forth the text of the proposed Code of Conduct.

115.   Third, AmeriServ claimed that the Notice provided a "boilerplate disclosure" that no Nominee has a substantial interest in any matter to be acted on at the Annual Meeting.

116.   Fourth, AmeriServ claimed that the Notice failed to set forth the information regarding each Nominee that would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC because it failed to disclose the Nominees' principal occupation or employment and the name, principal business and address of any such corporation or organization.

---

[68] *Bruch v. Nat'l Guar. Credit. Corp.*, 116 A. 738, 741 (Del. Ch. 1922); *accord* Robert Pennington, Pennington on Delaware Corporations 117 (1925) ("A director being an officer chosen by the stockholders cannot be removed by his fellow directors.").

31

10901813.v4

117.   Finally, AmeriServ claimed that Driver failed to disclose that in October 2022, Mestrich, together with several other individuals, filed a joint deposit insurance application with the Federal Deposit Insurance Corporation and the Minnesota Department of Commerce for a state bank charger and insurance for AarBank, a proposed state-chartered, non-Federal Reserve member bank, that later was withdrawn.

118.   None of these claims of deficiencies has merit.

119.   ***First***, AmeriServ's claim that Driver had an interest (other than an interest solely as a shareholder of the Company) in the business being proposed is erroneous and reflective of the Board's failure to appreciate the fundamental principle that directors are merely the agents of the shareholders and owe fiduciary duties. The Purported Deficiency Letter states

> Mr. Cooper, as a Purported Nominee who presumably desires to be personally elected to the Board—a position as director which [sic] clearly could not be shared with stockholders—maintains an interest "(other than an interest solely as a shareholder)" in the Purported Proposals to be acted upon at the Annual Meeting.[69]

120.   The alleged "interest" Mr. Cooper has, then, is a presumed desire to be elected to the Board—that is not an interest, it is a tautology. It is a matter of the most common sense that any candidate for any election "is likely to prefer to be elected rather than defeated."[70] And the alleged "interest" is already self-evident from the Nomination Notice's disclosure of Mr. Cooper as a nominee and disclosure that each such nominee has "consented to . . . serving as a director of the Company if so elected." To claim that the Notice of Nomination is deficient due to the lack of an affirmative, entirely redundant, statement that Mr. Cooper would prefer to be elected director than not be elected is meritless.

---

[69] Purported Deficiency Letter, Exhibit 3 at p. 3.
[70] *Aprahamian*, 531 A.2d at 1206.

10901813.v4

121.   In addition, despite the Board's unwavering attempts to trample it, the right to nominate a candidate for election to director is a right shared by *all shareholders*—the exercise of a right shared by all shareholders can hardly be deemed to create an interest not shared by other shareholders. Unlike Defendant Kunkle, who has other business arrangements with the Company, Driver's and Mr. Cooper's interest in AmeriServ *is solely that as shareholder*. Just as Driver and Mr. Cooper share the right to nominate candidates for election to director with other shareholders, so to do they share the desire to maximize the value of their investment in AmeriServ's stock. Any allegation that either Driver or Mr. Cooper has any interest beyond increasing the value of their investment in AmeriServ's stock is without any basis in fact.

122.   ***Second***, Driver proposes not to add to the Code of Conduct, but to delete the last paragraph of the Code of Conduct (Section 2.15 of Article 2) in its entirety. That provision allows the Board to remove by a majority vote any director who fails to comply with the Code of Conduct, notwithstanding that such director was duly elected by a majority of AmeriServ's shareholders. The Board was not justified in rejecting Driver's 2024 Nomination Notice on the basis that it failed to set forth the "text of the Code of Conduct Compliance Proposal."

123.   ***Third***, it simply is incorrect that any of Driver's nominees had any "substantial interest" in any matter to be acted upon at the 2024 Annual Meeting. AmeriServ contends that Cooper and Mestrich have an interest in the outcome of the vote on the Interlocks Removal Proposal because otherwise, they would be ineligible to stand for election. That contention is groundless: what is a "substantial interest" in standing for election to director? Neither Mr. Cooper nor Mr. Mestrich has received any compensation for being proposed as nominees yet have taken on substantial legal (given AmeriServ's record of suing proposed nominees in their personal capacity) and reputational risk.

10901813.v4

124.   *Fourth*, Item 5(b)(1)(ii) of Schedule 14A requires only the disclosure of a business address for a nominee's *principal* occupation or employment. Accordingly, Driver's Nomination Notice fully complied with that Item.

125.   *Fifth*, AmeriServ simply is incorrect that Driver was required to disclose *prospective* employment for Mestrich with a state-chartered bank that never came to pass.

126.   As a result, the Board was not justified in rejecting Driver's 2024 Nomination Notice based on these purported deficiencies.

127.   In addition, although AmeriServ has not identified any deficiencies in the Nomination Notice concerning Driver's nominee Betty Silfa, AmeriServ and the Board have improperly stated that its February 23, 2024 letter to Driver "is not and should not be interpreted to be confirmation or validation of the sufficiency, timeliness or adequacy of the Notice in any respect." This explicit refusal by the Board to acknowledge the validity of Ms. Silfa's nomination while failing to identify a single alleged deficiency as to her nomination further evidences the unfair and unreasonable manner in which the Board has applied the Advance Notice Bylaw.

128.   *Finally*, and in all events, pursuant to the Advance Notice Bylaw, only the Presiding Officer at the 2024 Annual Meeting can determine whether a nomination made by Driver was not in compliance with the Advance Notice Bylaw. Since no nomination—as distinct from providing notice of an intent to nominate—can be made by Driver other than at the 2024 Annual Meeting, no determination of whether that nomination was made in accordance with the Advance Notice Bylaw can be made until that time. As such, AmeriServ cannot rely on Question 139.04 to avoid its obligations under Rule 14a-19(e)(1). It therefore must list Driver's nominees on its proxy card.

10901813.v4

B.   **The Board Inequitably Refused to Respond to Driver's Books and Records Requests Relating to the Interlocks Bylaw and Background Check Bylaw.**

129.   The Board also acted unfairly and inequitably in refusing to respond to Drivers Books and Records Demand concerning the Interlocks Bylaw and the Background Check Bylaw. Specifically, Driver sought AmeriServ books and records concerning the adoption, enforcement, and application of the Interlocks Bylaw and the Background Check Bylaw.

130.   Driver's demand sought a complete set of the minutes of any meetings of AmeriServ's Board concerning the Interlocks Bylaw and the Background Check Bylaw, including any discussion of (i) the purpose of either bylaw; (ii) the impact of either bylaw on the ability of any shareholder to nominate any individual for election to the Board; (iii) whether either bylaw fixed qualifications for service on the Board; (iv) whether the Bylaws in effect prior to the inclusion of the Interlocks Bylaw or the Background Check Bylaw allowed for amendment of the Bylaws without the approval of AmeriServ shareholders; (v) whether any applicable law or regulation made adoption of either bylaw necessary or desirable; (vi) any connection between the Interlocks Bylaw and the Depository Institution Management Interlocks Act, 12 U.S.C. §§ 3201, *et seq*., and the related rules; (vii) the process for, and the criteria to be sued, in deciding whether to grant the approval contemplated by the Interlocks Bylaw; (viii) the process for, and the criteria to be used, in determining whether a person should be precluded from serving as a director as contemplated by the Background Check Bylaw; (ix) the Board's background check policy; (x) whether to approve J. Abbott R. Cooper to stand for election to the Board as contemplated by the Interlocks Bylaw; (xi) the determination to declare that the Interlocks Bylaw rendered Mr. Cooper ineligible for election prior to becoming a director of a depository institution; or (xii) any decision to waive the background check requirement contemplated by the Background Check Bylaw (collectively, the "Relevant Matters").

10901813.v4

131.   Driver also sought all documents provide to the Board concerning any of the Relevant Matters.

132.   Finally, Driver sought any documents and communications between or among the Board concerning the Relevant Matters.

133.   In addition, Driver requested copies of all correspondence between AmeriServ and the SEC regarding the Interlocks Bylaw; documents sufficient to demonstrate whether all the individuals serving on the Board since the adoption of the Background Check Bylaw went through a background check; documents reflecting or referring to the procedural for requesting the approval contemplated by the Interlocks Bylaw and the criteria (if any) employed by the Board in determining whether to grant such approval; and documents reflecting or referring to the Board's "background check policy" as referenced in the Background Check Bylaw and the criteria (if any) employed by the Board in determining whether information revealed in a background check should preclude an individual from serving on the Board.

134.   One week later, AmeriServ responded to Driver's demands with a wholesale refusal to make the requested books and records available. Ignoring the purpose stated in Driver's demand, AmeriServ asserted, without basis, that Driver's demand failed to "state a proper purpose and seeks documents beyond Section 1508's scope." AmeriServ asserted that, despite Driver's assertion that it sought to investigate potential mismanagement, it believed that Driver was acting for the "improper purpose of attempting to create leverage with the Company for personal gain unrelated to Driver's status as a Company shareholder."

135.   Instead of producing any of the requested books and records, AmeriServ "direct[ed]" Driver to its June 30, 2003 Form 10-Q and the Court's Opinion (Docket 59) in *Driver v. Adams, et al.*, No. 23-cv-0056 (W.D. Pa.).

136.   In rejecting Driver's demand and refusing to produce any of the requested books

and records, to which Driver has an unequivocal right as a shareholder under Pennsylvania law,

the Board acted unfairly, inequitably, and in breach of their fiduciary duties.

IX.   AMERISERV MAKES FALSE AND MISLEADING STATEMENTS.

137.   Not content to stonewall Driver's efforts to investigate potential mismanagement,

on March 8, 2024, AmeriServ publicly filed a letter to shareholders with the SEC on Form 8-K

impugning Driver and its motive making false and misleading statements regarding Driver, Mr.

Cooper and related litigation.

138.   In that letter, AmeriServ's Chairman and President and CEO represented

However, let us be clear: Driver's actions and frequent shareholder
communications criticizing the Company and its leadership will not distract us from
focusing on running our day-to-day business. It is business as usual at the
Company, and the Board and management will not be distracted by Driver's
missives. What's more, we believe that the courts having ruled in the Company's
favor in the litigation brought by Driver speaks for itself. [I]n August 2023,
shareholder J. Abbott R. Cooper, the founder and managing member of activist
hedge fund Driver Management Company LLC (collectively with its affiliates,
"Driver"), demanded that the Board sue its own members (as well as two recently
retired directors) for what the fund alleged to be a "breach of [those directors']
fiduciary duty." Driver's history includes suing and "green-mailing" other
community banks, seemingly for its own self-enrichment. Given Driver's
questionable track record of attacking community banks, its actions are
unsurprising.

. . . .

The latest update is that Driver has submitted a notice to nominate three individuals
for election at the 2024 Annual Meeting. Consistent with its fiduciary duties, the
Board has evaluated Driver's notice.

139.   These statements are false and misleading statements of material fact in that

Defendants misrepresent that "courts" have ruled in the Company's favor in litigation brought by

Driver when only one court has *erroneously* so ruled, and when that ruling the subject of a pending

appeal. In addition, Defendants misleadingly stated that the Board evaluated Driver's notice

10901813.v4

"consistent with its fiduciary duties." Defendants omitted the material facts that they had already,

on February 23, 2024, declared that "each of Messrs. Cooper and Mestrich is ineligible for election

to the Board at the Annual Meeting," and that the Board's response to the Nomination Notice was

in direct violation of the Board's fiduciary duties.

140.   These statements are false and misleading. Driver has consistently and accurately

informed AmeriServ and its Board that its interest is in effectuating management change to

improve the performance of AmeriServ for the benefit of shareholders.

COUNT I - FOR DECLARATORY AND INJUNCTIVE RELIEF

141.   Plaintiff repeats and realleges the foregoing as if fully set forth herein.

142.   The Federal Declaratory Judgment Act states that "[i]n a case of actual controversy

within its jurisdiction . . . any court of the United States, upon the filing of an appropriate pleading,

may declare the rights and other legal relations of any interested party seeking such declaration,

whether or not further relief is or could be sought."[71]

143.   An actual case or controversy exists between the parties. By delivering the Notice

of Nomination, Driver asserted its right as a shareholder to nominate candidates for election to

director at, as well as to bring business before, the 2024 Annual Meeting. By delivering the

Purported Deficiency Letter, the Defendants have asserted their intention to deprive Driver of

those rights.

144.   The interest asserted by Driver is the ability to nominate candidates as a matter of

right, not merely as a matter of grace.[72]

---

[71] *Commonwealth ex rel. Laughlin v. Green*, 40 A.2d 492, 494 (Pa. 1945) (corporation cannot adopt bylaw that conflicts with Pennsylvania law).
[72] *High River Limited P'ship v. Mylan Labs., Inc.*, 383 F. Supp. 2d 660, 664 (M.D. Pa. 2005).

10901813.v4

145.   Under Pennsylvania law, courts have the equitable authority to provide relief when supervising corporate actions.[73]

146.   Providing this relief for Driver is vital to protect the shareholder franchise, "often considered a shareholder's most fundamental right."[74]

147.   Under 15 Pa. C.S. § 1793(a), upon application of any person aggrieved by any corporate action, the Court may "hear and determine the validity of any corporate action." Where such a statutory remedy is provided, the Court "shall have the powers of a court of equity or chancery insofar as those powers relate to the supervision and control of corporations."[75]

148.   The term "corporate action" includes the "taking of any action on any matter that is required under this subpart or under any other provision of law to be, or that under the bylaws may be, submitted for action to the shareholders, directors or officers of a business corporation."[76]

149.   Plaintiff is aggrieved by Defendants' improper and *ultra vires* manipulation of the shareholder election. Driver has properly nominated three director candidates and is waging a proxy contest. Management has wrongfully deprived Plaintiff of its fundamental rights to an election and to nominate its candidates and cast votes and proxies for its nominees at the election. The incumbent Board did so in the course of reacting to a perceived threat, that is, the "threat" that a shareholder might nominate candidates for director and free AmeriServ from the stranglehold of the entrenched incumbent directors.

---

[73] 15 Pa. C.S. §§ 104, 110; *Jewelcor Mgmt., Inc. v. Thistle Grp. Holdings, Co.*, 60 Pa. D & C 4th 391 (Pa. Ct. Com. Pl. 2002).
[74] *Reifsnyder v. Pittsburgh Outdoor Advertising*, 173 A.2d 319, 322 n.8 (Pa. 1961).
[75] 15 Pa. C.S. § 104.
[76] 15 Pa. C.S. § 1791(a).

39

150.   Driver's harm as a result of being deprived of its right to nominate candidates to stand for election to the Board and bring business before fellow shareholders is irreparable, as it cannot be remedied by money damages.

COUNT II – VIOLATION OF SECTION 14(A) OF THE EXCHANGE ACT OF 1934 AND SEC RULE 14A-9 PROMULGATED THEREUNDER

151.   Plaintiff repeats and realleges the foregoing as if fully set forth herein.

152.   Under 15 U.S.C. § 78n, it is unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of its name to solicit any proxy or consent or authorization in respect of any security.

153.   SEC Rule 14a-9, a regulation promulgated under the Securities Exchange Act of 1934, prohibits the solicitation or proxies by means of any proxy statement, form of proxy, notice of meeting or other communication, making any statement "which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication."

154.   In the March 2024 letter to shareholders published on SEC Form 8-K, Defendants and/or their agents negligently disseminated materially false and misleading statements, as described above.

155.   In light of the false and misleading statements, shareholders are unable to make an informed choice when they cast their votes for directors.

156.   AmeriServ's false or misleading statements and omissions were material in that a reasonable shareholder would have considered them important in deciding how to vote on the nominations for board directors, and there is a substantial likelihood that the disclosure of the omitted facts would have been viewed by the reasonable investor as having significantly altered the total mix of information made available. In addition, the willingness of Defendants to make false and misleading statements (or omissions of statements of material fact necessary to make statements not false or misleading) in express violation of Rule 14a-9 is a fact that a reasonable shareholder would have considered important in deciding how to cast its vote.

157.   Defendants have therefore violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, both with respect to making false and misleading statements or omissions of material fact, and with respect to failing to correct false and misleading statements or omissions of material fact made in earlier communications.

158.   Driver is entitled to injunctive relief and compensatory damages and to recover the costs of this action, including reasonable allowance for its attorney fees.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against all Defendants, jointly and severally, as follows:

> a.   A declaration that AmeriServ's rejection of Driver's 2024 Nomination Notice is an invalid corporate action under 15 Pa. C.S. § 1793(a);
>
> b.   A declaration that the Advance Notice Bylaw (Section 1.3) is invalid and void and an injunction enjoining its application;
>
> c.   A declaration that the Interlocks Bylaw (Section 2.14)is invalid and void and an injunction enjoining its application;

d. A declaration that the Background Check Bylaw (Section 2.16) is invalid and void and an injunction enjoining its application;

e. A declaration that the Code of Conduct Bylaw (Section 2.15(c)) is invalid and void and an injunction enjoining its application;

f. A declaration that the Purported Deficiency Letter has no legal effect or bearing on Driver's ability to nominate candidates for election to director at the 2024 Annual Meeting and an injunction against Defendants making any statements to the contrary;

g. An injunction requiring AmeriServ to list Driver's nominees on the Company's Proxy Card as required by Rule 14a-19;

h. An injunction enjoining the holding of the 2024 Annual Meeting until a date after the Court can clarify the parties' rights in this action and Driver has had sufficient time to solicit proxies for the 2024 Annual Meeting;

i. An Order finding that Defendants violated Section 14(a) of the Exchange Act, 15 U.S.C. § 78n, and Rule 14a-9 thereunder, 17 C.F.R. § 240.14a-9;

j. An Order requiring Defendants to correct AmeriServ's proxy soliciting material and any other such material containing the same false and misleading statements and omissions described herein reasonably before the shareholder vote at the 2024 annual meeting;

k. An Order awarding Driver compensatory damages;

l. An Order awarding Driver its fees, costs, and expenses, including attorneys' fees and costs incurred in connection with this action; and

m. Such other and further relief as the Court deems just and proper.

Respectfully submitted,

Dated: April 12, 2024

/s/ *Jonathan S. Krause*

Jonathan S. Krause, Esq.
Thomas V. Ayala, Esq. (*pro hac vice forthcoming*)
Ryan M. Moore, Esq. (*pro hac vice forthcoming*)
Catherine V. Wigglesworth, Esq. (*pro hac vice forthcoming*)
KLEHR HARRISON HARVEY
BRANZBURG LLP
1835 Market Street, Suite 1400
Philadelphia, Pennsylvania 19103
Telephone: (215) 569-2700
tayala@klehr.com
rmoore@klehr.com
cwigglesworth@klehr.com

Counsel for Driver Opportunity Partners I, L.P.

43

10901813.v4

IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA

DRIVER OPPORTUNITY PARTNERS, I LP, Plaintiff, v. J. MICHAEL ADAMS, JR., RICHARD W. BLOOMINGDALE, AMY BRADLEY, DAVID J. HICKTON, KIM W. KUNKLE, MARGARET A. O'MALLEY, DANIEL A. ONORATO, MARK E. PASQUERILLA, JEFFREY A. STOPKO, and AMERISERV FINANCIAL, INC. Defendants.	C.A. No. 2024-____-____

DECLARATION IN SUPPORT OF COMPLAINT

I, J. Abbott R. Cooper, pursuant to 28 U.S.C. § 1746, declare as follows:

1. I am over eighteen years of age and competent to make this Declaration.

2. I am the sole member of Driver Management Co., LLC, the general partner of Driver Opportunity Partners I, LP ("Driver"), the Plaintiff in the above-captioned action, and I am authorized to make this Declaration on Driver's behalf.

3. The factual allegations in Driver's Complaint are true and correct to the best of my knowledge, information, and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Executed on April 11, 2024

J. Abbott R. Cooper
J. Abbott R. Cooper